UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ESM Acquisition Corporation

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G3195H120

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3195H120	SCHEDULE 13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS ESM Sponsor, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,673,516 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,673,516 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,673,516 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G3195H120	SCHEDULE 13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,673,516 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,673,516 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,673,516 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. G3195H120	SCHEDULE 13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Sir Michael Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,673,516 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,673,516 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,673,516 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (see Instructions) IN

CUSIP No. G3195H120	SCHEDULE 13G	Page 5 of 10 Pages

Item 1.

(a)	Name of Issuer:

ESM Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2229 San Felipe, Suite 1300, Houston, TX 77019

Item 2.

(a)	Name of Person Filing:

ESM Sponsor, LP

John T. Raymond

Sir Michael Davis

(b)	Address of Principal Business Office or, if none, Residence:

2229 San Felipe, Suite 1300, Houston, TX 77019

(c)	Citizenship:

ESM Sponsor, LP is a Cayman Islands exempted limited partnership.

John T. Raymond is a United States citizen.

Sir Michael Davis is a citizen of both the United Kingdom and South Africa.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

(e)	CUSIP No.:

G3195H120

CUSIP No. G3195H120	SCHEDULE 13G	Page 6 of 10 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,673,516 shares

(b)	Percent of class: 20.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 7,673,516 shares

(iii)	Sole power to dispose or to direct the disposition: 0 shares

(iv)	Shared power to dispose or to direct the disposition: 7,673,516 shares

As of November 18, 2021, ESM Acquisition Corporation (the “Issuer”) had 30,694,067 Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”) and 7,673,516 Class B ordinary shares, $0.0001 par value (“Class B ordinary shares”), issued and outstanding as reported on Form 10-Q filed on November 18, 2021, for a total of 38,367,583 ordinary shares outstanding. The Class B ordinary shares are convertible into Class A ordinary shares as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s prospectus filed on March 9, 2021 (File No. 333- 253359) and have no expiration date.

CUSIP No. G3195H120	SCHEDULE 13G	Page 7 of 10 Pages

ESM Sponsor, LP (the “Sponsor”) is the record holder of the Class B ordinary shares. The general partner of the Sponsor is wholly-owned by EMG Fund V ESM Holdings, LP (“ESM Holdings”) and controlled by John T. Raymond as the sole member of the general partner of ESM Holdings’ general partner and as the sole member of the general partner of ESM Holdings’ manager. The limited partners of the Sponsor are ESM Holdings, EMG ESM Limited Partner, LP (“ESM LP”) and Vision Blue Resources, Ltd. (“VBR”). Under the terms of the Sponsor’s organizational documents, the limited partners have certain voting and investment control over the Sponsor. John T. Raymond controls EMG Fund V Management, LP, which is the manager of ESM Holdings and is the sole member and Chief Executive Officer of EMG Fund V, LLC, the general partner of EMG Fund V GP, LP, the general partner of ESM Holdings, and the sole member and Chief Executive Officer of EMG ESM Limited Partner GP, LLC, the general partner of ESM LP. Sir Michael Davis is Chairman and Chief Executive Officer of VBR. As a result of the foregoing, each of John T. Raymond and Sir Michael Davis may be deemed to beneficially own shares held by the Sponsor. Each of ESM Holdings, ESM LP and VBR disclaims beneficial ownership of the securities held by the Sponsor except to the extent of their pecuniary interest therein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following    ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

CUSIP No. G3195H120	SCHEDULE 13G	Page 8 of 10 Pages

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022

ESM Sponsor, LP

By: ESM Sponsor GP, LLC Its general partner

By:	/s/ Sir Michael Davis
Name:	Sir Michael Davis
Title:	Chief Executive Officer

By:	/s/ John T. Raymond
John T. Raymond

By:	/s/ Sir Michael Davis
Sir Michael Davis